NEWS RELEASE

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wheatonpm.com

May 8, 2023
Vancouver, British Columbia

Wheaton Precious Metals Confirm the Retirements of Eduardo Luna and John Brough from the Board of Directors

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") announces the retirement of Mr. Eduardo Luna as part of the Company's board renewal program and the retirement of Mr. John Brough due to personal health reasons. Both directors intend to retire upon the completion of their terms at the upcoming 2023 annual general and special meeting of shareholders scheduled for May 12, 2023 (the "Meeting").

Mr. Luna has served on the company's Board of Directors since 2004 and was Chair of the Company from October 2004 to May 2009. Mr. Luna was also Interim Chief Executive Officer of the Company from October 2004 to April 2006.

Mr. Brough has also served on the company's Board of Directors since 2004, during which time he served as Chair of the Company's Audit Committee as well as serving on other board committees.

"Since Wheaton's inception, Eduardo and John have played instrumental roles in guiding our transformation into the world's premier precious metals streaming company," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "Eduardo's expertise in Latin America, knowledge of the global economy and vast experience in the mining sector has made him an immensely valued adviser to Wheaton. We also benefitted from John's strong track record of strategic management, his financial acumen, audit expertise and general enthusiasm for continuous professional development. On behalf of the Board and the management team at Wheaton, I would like to thank Eduardo and John for their dedication and support over the last 19 years. Both Eduardo and John will always be a part of Wheaton."

"We have been very fortunate to benefit from the wisdom of Eduardo and John's counsel and have valued their insights in shaping and building Wheaton into the leaders of the streaming and royalty space," said George Brack, Chair of the Board of Wheaton. "We extend our heartfelt thanks to the both of them. Finally, on behalf of the Board and everyone at Wheaton, we wish John and his family all the best as they navigate these difficult times."

Ms. Jeane Hull has been put forward by the Company as a nominee for director in place of Mr. Luna at the Meeting. Given the sudden nature of Mr. Broughs' departure, the Company does not intend to put forward another nominee for director at the Meeting to fill his vacancy at this time.

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com